EXHIBIT 12.1

DUKE REALTY CORPORATION
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands, except ratios)

Three Months
Ended March 31, 2007
Net income from continuing operations, less preferred dividends	$19,075
Preferred dividends	15,226
Minority interest in earnings of common unitholders	1,391
Interest expense	45,704
Earnings before fixed charges	$81,396

Interest expense	$45,704
Interest costs capitalized	13,071
Total fixed charges	$58,775

Preferred dividends	15,226
Total fixed charges and preferred dividends	$74,001

Ratio of earnings to fixed charges	1.38

Ratio of earnings to combined fixed charges and preferred dividends	1.10